HOW DO WE COMPENSATE DIRECTORS?


ANNUAL FEE                          We compensate directors of Intek Global with
                                    a fee of $4,000 per year plus a one-time grant of 20,000 shares of Intek Global common stock under our 1994 Directors' Stock
                                    Option Plan upon election to the Board of Directors.

MEETING FEES                        We pay directors a fee of:

                                    -        $500 for attendance at each Board
                                             meeting;

                                    -        $500 for attendance at each Audit
                                             Committee meeting held at the same
                                             time as a stockholder or Board
                                             meeting; and

                                    -        $500 for attendance at each special
                                             committee meeting.

                                    The annual maximum fee per director is
                                    $10,000.


EXPENSES AND BENEFITS               We reimburse all directors for reasonable
                                    travel and other related expenses incurred in attending stockholders, Board and committee meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                  On September 19, 1996, Midland USA, Inc. a wholly owned subsidiary of Intek Global, entered into an agreement with Midland International Corporation, whereby Midland International agreed to permit Midland USA to make use of the services of the supplier liaison office maintained by Midland International in Japan and Midland International's purchasing representative in Korea. During fiscal 1998, Midland USA paid $56,000 to Midland International. This agreement was terminated in January 1998.

                  On September 19, 1996, Midland USA and Simmonds Capital entered into a Computer Services Agreement pursuant to which Simmonds Capital agreed to provide Midland USA access to the IBM AS400 computer system, including hardware and software, currently owned by Simmonds Capital for data processing purposes. During fiscal 1998, Midland USA paid $16,000 to Simmonds Capital. This agreement was terminated on October 31, 1997.

                  On December 3, 1996, Intek Global entered into a Registration Rights Agreement to provide certain holders of Intek Global common stock, including Securicor Communications, with certain demand and "piggy-back" registration rights with respect to the Intek Global common stock owned by the holders.

                  Kohrman Jackson & Krantz, P.L.L., a Cleveland, Ohio law firm, of which Mr. Wasserman is a partner, performs legal services for Intek Global and its subsidiaries. Mr. Wasserman is a member of Intek Global's Board of Directors and is the Secretary of Intek Global. Mr. Wasserman individually receives $2,000 per month as compensation for his services as the Secretary of Intek Global. As of December 31, 1998, for services rendered in fiscal 1998, Intek Global had paid Kohrman Jackson & Krantz, P.L.L. $110,000 in fees.

                  As of December 31, 1998, Intek Global was indebted to Securicor Communications in the amount of $69.4 million pursuant to a term loan with principal payments due beginning July 1, 2001. Mr. Wiggs is Chief Executive of Securicor plc. Mr. Wilkinson is financial director of Securicor Communications. Both Messrs. Wiggs and Wilkinson are members of Intek Global's Board of Directors.

                  Squire, Sanders & Dempsey, L.L.P., a Washington, D.C. law firm, of which Mr. Kelly has been a partner since May 1998, performs legal services for Intek Global and its subsidiaries. Mr. Kelly is a member of Intek Global's Board of Directors. As of December 31, 1998, for services rendered in fiscal 1998, Intek Global had paid Squire, Sanders & Dempsey, L.L.P. $38,000 in fees. Kelly & Povich, P.C., a Washington, D.C. law firm, of which Mr. Kelly was a 50% shareholder, performed legal services for Intek Global and its subsidiaries during fiscal 1998. As of December 31, 1998, for services rendered in fiscal 1998, the Company paid Kelly & Povich, P.C. $170,000.

                  Wareham Associates, Inc., of which Mr. Wareham is the Chief Executive Officer, provided executive recruiting and management consulting services to Intek Global. Mr. Wareham is a member of Intek Global's Board of Directors. During fiscal 1998, Intek Global paid Wareham Associates, Inc. $249,000.

                  During the fourth quarter of fiscal 1998, Intek Global sold its non-core, U.K.-based land mobile radio distribution and maintenance assets to Securicor Information Systems Limited, a subsidiary of Securicor Communications. The sale price for these assets was $8.5 million resulting in a gain of $3.1 million. The sales price is subject to a post closing adjustment up to 500,000 pounds equaling approximately $800,000 depending on certain circumstances.

                  Securicor Radiocoms Limited, a wholly owned subsidiary of Intek Global, sells its products to Securicor Communications. In fiscal year 1998, revenues from such sales were $3.2 million.


HOW WE COMPENSATE EXECUTIVE OFFICERS

                  The tables on pages 11 through 13 show salaries and bonuses paid during the last three years, options granted in fiscal 1998 and fiscal year-end option values for the Chief Executive Officer and our next four most highly compensated executive officers.

                           SUMMARY COMPENSATION TABLE


                                                                               LONG-TERM
                                                                         COMPENSATION AWARDS
                                                                      --------------------------
                                            ANNUAL COMPENSATION                       SECURITIES
                                        --------------------------    RESTRICTED      UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR  SALARY ($)         BONUS ($)   STOCK ($)      OPTIONS (#)   COMPENSATION ($)
---------------------------      ----  ----------         ---------  -----------     -----------   ----------------
Robert J. Shiver                 1998  $300,000           $114,000       --            1,100,000         --
     Chairman, Chief             1997   $25,000(1)         $65,000       --               20,000    $1,000,000(2)
     Executive Officer           1996        --                 --       --                   --           --

Donald Goeltz                    1998  $191,322           $ 36,000       --              100,000           --
     Senior Vice                 1997  $ 71,111                 --       --              160,000           --
     President-Corporate         1996        --                 --       --                   --           --
     Development(3)

D. Gregg Marston                 1998  $124,048            $ 7,500       --              100,000           --
     Interim Chief               1997  $104,518            $17,500       --                   --           --
     Financial Officer and       1996  $105,180            $ 7,500       --               30,000           --
     Vice President -
     Finance(4)

Louis J. Monari                  1998  $118,683            $31,852       --              275,000           --
     Vice President -            1997        --                 --       --                   --           --
     Administration(5)           1996        --                 --       --                   --           --

David Neibert                    1998  $171,735            $46,368       --              100,000           --
     Executive Vice              1997  $200,405(6)              --       --                   --           --
     President                   1996  $153,860                 --       --                   --           --


(1) Does not include $4,500 Mr. Shiver received as compensation as a director of Intek Global. Mr. Shiver began his employment with Intek Global on August 27, 1997.

(2) Reflects 300,000 shares of Intek Global common stock issued to Mr. Shiver pursuant to his employment agreement. If the fair market value of such stock is less than $1,000,000 on December 31, 1998, Intek Global will pay Mr. Shiver the difference in cash or Intek Global common stock, at Mr. Shiver's option. Mr. Shiver elected to receive the difference in cash in an amount equal to $643,750 which was paid in fiscal 1999.

(3)  Mr. Goeltz resigned from Intek Global effective November 16, 1998.

(4)  Mr. Marston resigned from Intek Global effective December 31, 1998.

(5)  Mr. Monari began his employment with Intek Global on December 8, 1997.

(6) Does not include $7,000 Mr. Neibert received as compensation as a director of Intek Global.

                        OPTION GRANTS IN LAST FISCAL YEAR


                                                              INDIVIDUAL GRANTS
                                ---------------------------------------------------------------------------------------
                                 NUMBER OF
                                SECURITIES       PERCENT OF
                                UNDERLYING      TOTAL OPTIONS                                                GRANT DATE
                                 OPTIONS         GRANTED TO           EXERCISE PRICE                        PRESENT VALUE
NAME                             GRANTED (#)     EMPLOYEES                ($/SH)       EXPIRATION DATE          ($)(1)
----                             -----------     ---------            ---------------  ---------------      -------------
Robert J. Shiver                800,000(2)         22.5%                   $1.97           9/08/07           $1,162,400
                                300,000(3)          8.4%                   $2.50           3/12/08             $754,350

Donald Goeltz                   100,000(4)          2.8%                   $2.50           3/12/08             $251,450

D. Gregg Marston                100,000(5)          2.8%                   $2.50           3/12/08             $251,450

Louis J. Monari                 275,000(6)          7.7%                   $2.50           3/12/08             $691,488

David Neibert                   100,000(7)          2.8%                   $2.50           3/12/08             $251,450

(1) We calculated the values using the Black-Scholes stock option pricing model under which we made the following assumptions: volatility of 98.4%, risk-free rate of return of 5.64%, dividend yield of 0% and an expected life of 4.8 years. We did not adjust the model for non-transferability, risk of forfeiture, or vesting restrictions. The actual value (if any) an executive officer receives from a stock option will depend upon the amount by which the market price of the Intek Global common stock exceeds the exercise price of the option on the date of exercise. There can be no assurance that the amount stated as "grant date present value" will actually be realized.

(2) Exercisable 20% per year beginning on August 27, 1998 and on each of the first four anniversary dates thereafter.

(3) Exercisable 50% per year beginning on January 1, 2000 and on the first anniversary date thereafter.

(4) Exercisable 20% per year beginning on March 12, 1999 and on each of the first four anniversary dates thereafter.

(5) Exercisable 20% per year beginning on March 12, 1999 and on each of the first four anniversary dates thereafter.

(6) 55,000 shares exercisable on March 12, 1998 and on each of the first four anniversary dates commencing on December 8, 1998.

(7) Exercisable 20% per year beginning on March 12, 1999 and on each of the first four anniversary dates thereafter.

         EMPLOYMENT AGREEMENT WITH CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                  Intek Global's employment agreement with Mr. Shiver provides that he will serve as the Chairman of the Board of Directors and Chief Executive Officer. The agreement has a two-year term unless earlier terminated by Intek Global or Mr. Shiver. Such term automatically renews for one year, unless Intek Global or Mr. Shiver gives notice of its or his desire not to so renew. Mr. Shiver receives a base salary of $300,000 per annum subject to annual increases for cost of living adjustments and participates in bonus arrangements under which he is eligible to earn an annual bonus equal to a maximum of 40% of his annual salary based on Intek Global's achieving certain performance goals to be established by the Board of Directors. Mr. Shiver also received a commencement bonus of $65,000.

                  Mr. Shiver is entitled to participate in Intek Global's applicable long-term incentive compensation plan and was granted 300,000 shares (the "Restricted Stock") of Intek Global common stock. In the event that on December 31, 1998, at which time any restrictions will be lifted, the Fair Market Value (as defined in Mr. Shiver's employment agreement) of the Restricted Stock is less than $1,000,000, Intek Global has agreed to pay Mr. Shiver a sum equal to the difference between $1,000,000 and such Fair Market Value. Such payment is due on or before February 28, 1999 and is payable at Mr. Shiver's option in cash or Intek Global common stock, or a combination of both. Mr. Shiver elected to receive the difference in cash in an amount equal to $643,750. Under the terms of Mr. Shiver's employment agreement, Mr. Shiver also has an option to purchase 800,000 shares of Intek Global common stock, which option will vest over a five-year period, and which option the Committee granted at an exercise price of $1.97 per share under the 1997 Performance and Equity Incentive Plan.

                  If Mr. Shiver's employment is terminated other than for cause, or if he resigns for good reason, Mr. Shiver is entitled to:

                  - his base salary earned but not paid to the date of the termination of his employment;

                  - all annual incentive compensation awards with respect to any year prior to the year of the termination of Mr. Shiver's employment which have been earned but not paid;

                  - an amount equal to Mr. Shiver's base salary with respect to a period equal to 18 months;

                  - a pro rata annual incentive compensation award for the year in which Mr. Shiver's employment terminates;

                  - exercise the exercisable portion of the options held by Mr. Shiver as of the date of the termination of his employment until the earlier of (i) the end of the 90-day period following the date his employment is terminated and (ii) the date the options would otherwise expire;

                  - 100% of the unexercisable portion of the options as of the date his employment is terminated which shall become exercisable immediately until the earlier of
                           (i) the end of the 90-day period following the date his employment is terminated and (ii) the date the options would otherwise expire;

                  -        any other amounts earned, accrued or owing to Mr.
                           Shiver as set forth in his employment agreement;

                  - continued participation, as if he were still an employee, in Intek Global's medical, dental, hospitalization and life insurance plans, programs and/or arrangements and in other employee benefit plans, programs and/or arrangements in which he was participating on the date of the termination of his employment until the earlier of:

                           -- the end of the 18-month period following the date Mr. Shiver's employment is terminated; and

                           -- the date, or dates, Mr. Shiver receives equivalent coverage and benefits under the plans, programs and/or arrangements of a subsequent employer (such coverage and benefits to be determined on a coverage-by-coverage or benefit-by-benefit basis); and

                  - such other or additional benefits, if any, as are provided under applicable plans, programs and/or arrangements of Intek Global.

                  Upon a change-in-control, any unexercisable options granted pursuant to Mr. Shiver's employment agreement become exercisable. Mr. Shiver is subject to restrictions prohibiting him from (i) engaging in competition with Intek Global or any of our subsidiaries for a period commencing on August 27, 1997 and ending on the later of August 27, 1999 or one (1) year after the end of Mr. Shiver's employment with Intek Global, and (ii) divulging any confidential or proprietary information he obtained while he was our employee for a period covering the term of employment and thereafter.

              EMPLOYMENT AGREEMENTS WITH CERTAIN EXECUTIVE OFFICERS

                  As of July 15, 1998, Intek Global entered into an employment agreement with Robert M. Hardy, pursuant to which Mr. Hardy agreed to serve as President of U.S. operations of Intek Global until July 15, 2000, with an automatic one-year renewal. Under the terms of the agreement, Mr. Hardy is entitled to an annualized base salary of $225,000, and is entitled to participate in Intek Global's applicable annual incentive compensation and long-term incentive compensation plans. Under the terms of Mr. Hardy's employment agreement, Mr. Hardy also is entitled to and has been granted an option to purchase 250,000 shares of Intek Global common stock, which option will vest over a five-year period. If Mr. Hardy's employment is terminated other than for cause, or if he resigns for good reason, Mr. Hardy will receive benefits substantially similar to those of Mr. Shiver under the same circumstances. Finally, Mr. Hardy also is subject to restrictions prohibiting him from (i) engaging in competition with Intek Global or any of our subsidiaries for a period commencing on July 15, 1998 and ending one (1) year after the end of Mr. Hardy's employment with Intek Global, and (ii) divulging any confidential or proprietary information he obtained while he was our employee for a period covering the term of employment and thereafter.

                  As of April 27, 1998, Intek Global entered into an employment agreement with Louis J. Monari pursuant to which Mr. Monari agreed to serve as Vice President-Administration of Intek Global until December 8, 1999, with an automatic one-year renewal. Under the terms of the agreement, Mr. Monari is entitled to an annualized base salary of $145,000, and is entitled to participate in Intek Global's applicable annual incentive compensation and long-term incentive compensation plans. Under the terms of Mr. Monari's employment agreement, Mr. Monari also is entitled to and has been granted an option to purchase 275,000 shares of Intek Global common stock, which option will vest over a four-year period. If Mr. Monari's employment is terminated other than for cause, or if he resigns for good reason, Mr. Monari will receive benefits substantially similar to those of Mr. Shiver under the same circumstances. Finally, Mr. Monari also is subject to restrictions prohibiting him from (i) engaging in competition with Intek Global or any of our subsidiaries for a period commencing on December 8, 1997 and ending one (1) year after the end of Mr. Monari's employment with Intek Global, and (ii) divulging any confidential or proprietary information he obtained while he was our employee for a period covering the term of employment and thereafter.

                  Intek Global has entered into an employment agreement with George A. Valenti dated as of August 27, 1998, pursuant to which Mr. Valenti agreed to serve as Chief Financial Officer of Intek Global until August 3, 2000, with an automatic one-year renewal. Under the terms of the agreement, Mr. Valenti is entitled to an annualized base salary of $180,000, and is entitled to participate in Intek Global's applicable annual incentive compensation and long-term incentive compensation plans. Under the terms of Mr. Valenti's employment agreement, Mr. Valenti also is entitled to and has been granted an option to purchase 250,000 shares of Intek Global common stock, which option will vest over a five-year period. If Mr. Valenti's employment is terminated other than for cause, or if he resigns for good reason, Mr. Valenti will receive benefits substantially similar to those of Mr. Shiver under the same circumstances. Finally, Mr. Valenti also is subject to restrictions prohibiting him from (i) engaging in competition with Intek Global or any of our subsidiaries for a period commencing on August 3, 1998 and ending one (1) year after the end of Mr. Valenti's employment with Intek Global, and (ii) divulging any confidential or proprietary information he obtained while he was our employee for a period covering the term of employment and thereafter.